November 19, 2009

Via EDGAR

David R. Humphrey
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-3561

Re:	Omega Navigation Enterprises, Inc.
File No. 001-33976
Form 20-F for the Year Ended December 31, 2008

Dear Mr. Humphrey:

On behalf of Omega Navigation Enterprises, Inc. (the "Company"), we hereby submit the Company's responses to your letter dated October 22, 2009.  The Company filed its annual report for the period ended December 31, 2008 (the "2008 Annual Report") with the U.S. Securities and Exchange Commission (the "Commission") on May 21, 2009.  By letter dated October 22, 2009, the Staff of the Commission (the "Staff") provided comments to the Company's 2008 Annual Report.  The Company's responses to each of the Staff's comments are set forth below.

Form 20-F for the Year Ended December 31, 2008

Selected Financial Data, page 1

1.
We note your presentations of "EBITDA" on pages 2 through 4 of the filing.  Your presentation is considered to be a non-GAAP financial measure.  As such, it is subject to the disclosure requirements of Item 10 of Regulation S-K.  Non-GAAP financial measures should be clearly labeled as such and should also be separately presented in this table.  They should not be commingled with GAAP financial measures under the caption "Cash Flow Data."  Please revise your presentation accordingly.

The Company acknowledges the Staff's comment and supplementally advises the Staff that future filings will not integrate non-GAAP financial measures with GAAP financial measures, and any non-GAAP financial measures, including EBITDA, will be labeled as a non-GAAP financial measure and will state the Company's purpose for including such non-GAAP measure and the utility of such information to investors.

Mr. David R. Humphrey
Securities and Exchange Commission
November 19, 2009

2.
Your attention is invited to Release No. 34-47226 with regard to the requirements for the presentation of such a measure.  Section II-B-2 of the above referenced Release specifically prohibits excluding charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another matter from non-GAAP liquidity measures, other than the measures "EBIT" and "EBITDA." The measure that you are presenting is not "EBITDA" but has been further adjusted.  As such, its presentation in this portion of the filing is not appropriate.  Please delete this measure from the Selected Financial Data in future filings.  We will not object if you wish to present true "EBITDA" as a liquidity measure in its place.

The Company acknowledges the Staff's comments and advises the Staff that, in future filings, the Company will include true EBITDA, i.e., EBITDA which does not exclude charges or liabilities that required, or will require, cash settlement.  However, the Company also intends to include "Adjusted EBITDA" which will be calculated according to the method of calculating EBITDA required by our loan covenants, as the Company feels this is an important measure of liquidity and will provide useful information to investors and aid an investor's understanding of the Company and how its lenders view the liquidity position of the Company.

3.
As a related matter, you state that the measure that you have presented is used by your lenders as a measure of your compliance with certain loan covenants.  If true, it may be appropriate to present "Adjusted EBITDA" in the MD&A section of the filing as part of your discussion of "Liquidity and Capital Resources."  If management believes that the related credit agreement is a material agreement, that the covenant is a material term of the credit agreement and that information about the covenant is material to an investor's understanding of the company, you may be required to disclose the measure as calculated by the debt covenant as part of MD&A.  Please refer to Question 10 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 for guidance.  We would expect any non-GAAP financial measure that you present to be entirely consistent with the requirements of the debt covenant.

The Company acknowledges the Staff's comment and supplementally advises the Staff that the Company believes that the calculation of "Adjusted EBITDA" and the Company's compliance with its credit agreement covenants is material to investors' understanding of its operations and will be included within the discussion of "Liquidity and Capital Resources" and Selected Financial Information contained in future filings.  The Company further acknowledges that such discussion will include a discussion of the materiality of the credit agreements and relevant financial covenants, the compliance requirements of such covenants and the actual or reasonably likely effects of compliance and non-compliance with such covenants.

Company Specific Risk Factors, page 12

4.
Refer to the final risk factor under this heading.  You state that you are a holding company dependent upon the ability of your subsidiaries to distribute funds to you in order to satisfy your financial obligations and to make dividend payments.  Please discuss the consideration you have given to the disclosure requirements of Rule 4-08(e)(3) of Regulation S-X. It appears that Schedule I may be required as well, pursuant to Rule 5-04(a)(3) of Regulation S-X.  Please provide these disclosures in future filings or advise, supplementally and in detail, why they are not required.

Mr. David R. Humphrey
Securities and Exchange Commission
November 19, 2009

The Company advises the staff that, as of December 31, 2008, the restricted net assets of the Company's consolidated subsidiaries amounted to accumulated losses of approximately $889,000.  As of December 31, 2008, the Company did not have unconsolidated subsidiaries or equity in undistributed earnings of 50% or less owned persons accounted for by the equity method.

Such accumulated losses relate to seven wholly-owned subsidiaries of the Company that were established for the purpose of acquiring an equal number of vessels, which were under construction as of December 31, 2008.  These subsidiaries have entered into loan agreements with financial institutions for the financing of the vessels' acquisition. The Company acts as guarantor in these financing agreements.  The loan agreements include restrictions on the declaration of dividends from those subsidiaries to the Company in cases of breach of certain financial covenants.

Since the aforementioned accumulated losses of $889,000 are minimal and well below the 25% threshold of the Company's consolidated net assets, which as of December 31, 2008 amounted to $166,603,781, the Company concluded that the disclosure prescribed by Rules 4-08 (e) (3) and 5-04 (a) (3) of Regulation S-X was not required.

Tabular Disclosure of Contractual Obligations, page 51

5.
Please expand your accompanying footnotes to clarify, if true, that you have not included interest payments in this table.  In addition, please provide, or cross-reference to, additional information that is material to an understanding of the company's cash requirements with respect to interest payments.

The Company acknowledges the Staff's comment and supplementally advises the Staff that future filings will make clear that the interest is not included with the table of contractual obligations.  In addition, the Company will include a cross reference to Item 11. "Quantitative and Qualitative disclosures about market risk," where interest rate payments and obligations are discussed.

* * * *

We trust that the information provided in this letter address the Staff's comments.  If you have any questions or comments concerning the foregoing, please feel free to telephone the undersigned at (212) 574-1420, Gary J. Wolfe at (212) 574-1223 or Edward S. Horton at (212) 574-1265.

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Robert E. Lustrin
Robert E. Lustrin

Omega Navigation Enterprises, Inc.
24 Kaningos Street,
Piraeus 185 34, Greece

November 19, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Omega Navigation Enterprises, Inc.

Ladies and Gentlemen:

The undersigned registrant hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully,

Omega Navigation Enterprises, Inc.

By:	/s/ Gregory McGrath
Name:	Gregory McGrath
Title:	Chief Financial Officer

SK 23286 0002 1041195